INVEST IN **FINTECH.TV, PBC**

✐ Share

The global media platform focus on Blockchain, Fintech and SDGs



fintech.tv   New York NY

Infrastructure   Entertainment   Technology   Sustainability   Blockchains

---

OVERVIEW   UPDATES   WHAT PEOPLE SAY   ASK A QUESTION

Highlights

1. Reaching 850M households globally with 8M online viewers weekly

2. Bridging generations for a more sustainable and equitable future

3. Broadcasting studios at NYSE, NASDAQ, and LSEG

4. Distribution on Bloomberg Television, CNBC Africa, CNBC Arabia, ET Now, and Times Now

5. Previously raised $3M

6. Our strategic investors: Alan Guarino, Brace Young, Ibrahim AlHusseini, Kristoffer Roil, Tharald Nustad, Vimal Shah

7. Our key strategic institutional investor Times group of India

Our Team

 **Kativa Gupta** Co-Founder & CSO


15 years of experience in finance and tech, lecturer at Stanford University, Built Consensys Ventures and ran as Managing Partner, Founding team member of Green Bonds at IFC (The WorldBank) Board Member of International Emmy Award.


Vince Molinari Co-Founder & CEO

30 years of experience in financial services industry. Developed Alternative Trading System for the issuance and secondary trading of digital assets. Author and co-author of 7 global patents.


Troy McGuire Co-Founder & Chief Production Officer

Multiple Emmy-award winning producer and executive in the broadcast news and syndicated television industry Ex-Corporate VP of News for Fisher Communications which owned ABC, CBS, and FOX affiliates

SEE MORE

FINTECH.TV - Exponential Voices

We are at the beginning of a massive technological revolution and there is an information gap between the dynamic young and diverse voices and the top-level executives with the financial resources to create during the tremendous change. We are building that bridge.

CATALYZING A GLOBAL IMPACT

Our Platform is a unique destination where people under 25 and over 40 can convene to find common ground in creating a more sustainable and equitable future.

GAP

Rapid Social Change: Across technology, environmental sustainability, and social impact, Millennials and Gen-Z are dreaming, creating and building

Generational Resonance: Leaders in financial institutions and major corporations are increasingly wanting to pivot their companies and steer their businesses towards purpose and impact inline with what Gen-Z want!

CONNECTING THE DOTS

FINTECH.TV provides that unique platform to young, internationally diverse voices to share their concerns, their needs and put their asks and expectations to experienced top level executives across public & private markets, growth investors, tech builders enabling movement of billion of dollar towards new, innovative sustainable products across financial and tech industries.

Executive Summary

We have built a global media organization to connect the next generation and amplify their concerns, asks, and expectations with the product builders who have the capacity and the interest to align billions of dollars with a sustainable and more equitable world. Our platform helps them create innovative and sustainable products across financial and tech industries. With our presence in NYSE, NASDAQ, and LSEG provide us credibility and the backdrop to bridge the gap with our programming and distribution.



EXECUTIVE SUMMARY

COMPANY

Thought Leadership platform focused on niche coverage of **Digital Assets and Impact Investing**

Global presence across **US, Europe, Africa, EMEA and India**

Studio presence at leading international exchanges including **NYSE, NASDAQ and LSEG** increasing reach and establishing a credible position in the market

Operating two flagship shows: **Digital Asset Report** (Cryptocurrency/Blockchain) and

KEY OPERATING METRICS

· Viewership Reach: **850M**
· YouTube views: **8 million+**
· Company website had 12M active users in Sep-2020
· Social Media following (FB+Twitter+LinkedIn): **~266k**
· Current geographic presence: **US, Europe,**


OUR PARTNERS
Studios
Distribution
Distribution Partners
TheIMPACT (Impact Investing)
MENA, Africa, Israel & India
MARKET SIZE & OPPORTUNITY
Almost negligible media coverage of emerging technology and specialize new financial sectors; only 2-3 relevant posts per month by media giants like Bloomberg, Reuters, CNBC and Yahoo
Cryptocurrency market : ~400 million individuals (2020); expected to grow 4x (2030)
Blockchain adoption rate of ~77% in the financial sector
UN SDGs adopted by 193 countries, total reach of nearly ~2 billion people

Our Programs

We produce two signature shows focusing on digital assets (blockchain/cryptocurrency) and impact investment. These programs are augmented by our special series exploring the intersection of our economy and issues of equality and climate. Our vision is to create 24/7 live programming.

Digital Asset Report

The Digital Asset Report provides a look forward on blockchain, cryptocurrency, and innovation, disruption, and legislation/regulation in the digital asset world. One of the most-watched programs in the Blockchain sector which has been seen by over 25-million viewers worldwide.


DIGITAL ASSET REPORT
Highlighting the deep leadership thought process by focusing on the complex global ecosystem of blockchain technology, digital assets, financial-tech evolution, legislation and regulations.
MATT TRUDEAU
ErisX
FINTECH.TV
ROSTIN BEHNAM
COMMISSIONER
CFTC
LSEG
ANDREW KEYS
DARMA
CAITLIN LONG

Some highlighted interviews: Andrew Key, Managing Partner of DARMA Capital, Caitlin Long, Chairman at Wyohackathon, Commissioner Rostin Behnam, Commodity Futures Trading Commission (CFTC), Hassan Minhaj, Comedian, Actor, and Producer, Meltem Demirors, Chief Strategy Officer at CoinShares

TheIMPACT

TheIMPACT focuses on Environmental Social and Corporate Governance, Impact Investing, and advancing the 17 United Nations-supported Sustainable Development Goals (SDGs). The show profiles people and companies committed to changing lives and creating a sustainable world.


TheIMPACT
Provides the platform to
LAURA TURNER SEYDEL
FINTECH.TV


most credible social entrepreneurs, impact investors, family offices, sustainable fund, and asset managers, along with grassroots warriors amplifying the need/gap and progress of the U.N. SDGs.
MATT SALLOWAY
YOUSIF AL ALI
Masdar
MSCI.COM

Some highlighted interviews: Laura Turner Seydel, Board member of the Capitan Planet Foundation and Director of Turner Foundation, Tom Steyer, NextGen America Founder & Co-Chair California's Business and Jobs Recovery Task Force, Bob Litterman, Chairman of the CFTC's Market Risk Advisory Committee (MRAC), Yousif Al Ali, Executive Director at Masdar, Keller Rinaudo, CEO of Zipline

Special Series

Our special series is curated by top thought leaders to highlight the gaps, opportunities to create a more sustainable and equitable world.

Dangerous Women: Leading Onward

Presented by Pat Mitchell, the legendary 35 times Emmy award-winning news producer, journalist, ex-president of CNN and PBS.

This global interview series will go in-depth with awe-inspiring women who have changed the world. From technology mavens, barrier-breaking feminists to leading experts in media, science, climate, sustainability, and impact investing.


DANGEROUS Women
LEADING ONWARD
WITH PAT MITCHELL
Gloria Steinem
Kimberly Crenshaw
Jacki Zehner
Catalina Escobar
Mayor Keisha Bottoms
Christiane Amanpour
Kavita Gupta
Jacqueline Novogratz
Thandie Newton
Cheryl Dorsey
V Formerly Eve Ensler
Yang Lan
Mia Birdsong
FINTECH

Top Episodes: Thandie Newton, Emmy & BAFTA-Winning Actress, Activist & Philanthropist, Christiane Amanpour, Chief International Correspondent for CNN, Gloria Steinem, Writer, Lecturer, Political Activist, and Feminist Organizer, Jaqueline Novogratz, Founder & CEO at Acumen, Mayor Keisha Lance Bottoms, Mayor of Atlanta

Faces of Race with Roy Wood Jr.

Turning an introspective lens on race equity in corporate America with Roy Wood Jr.

This series will uncover how racism has impacted access to corporate jobs for the African American community and glean insights from leaders across various industries, from tech to VC to corporate to the media industry.


FACES
OF RACE
From Wall Street to C-Suite
with Roy Wood Jr.
FINTECH TV
EXPONENTIAL VOICES
FACES OF RACE

Top Interviews: Asahi Pompey, President of Goldman Sachs Foundation, Kevin Fredericks, CEO at KevOnStage Studios, Michael Seibel, Partner at Y Combinator, Ime Archibong, Head of NPE at Facebook, Aylwin B. Lewis, Former Board of Directors at WaltDisney & Member of Board of Directors at Marriott International

SSE TV

We partner with the United Nations Sustainable Stock Exchanges initiative (UN SSE) to amplify the dialogue on sustainable finance, peer-to-peer learning, and the sharing of best practices. This series features CEOs and Chief Sustainability Officers of each exchange, providing an in-depth view of the progress they have made in the past decade to support the sustainable development goals and encourage each other to increase the ESG footprint globally.


DAVID SCHWIMMER
London Stock Exchange Group
OLGA CANTILLO
JULIE BECKER
LUXEMBOURG STOCK EXCHANGE
LOH BOON CHYE
SGX
GIC
LEILA FOURIE
JSE
SANDY FRUCHER
Nasdaq
ASHISH CHAUHAN
BSE
SSE tv
IS POWER BY
FINTECH TV
EXPONENTIAL VOICES

Watch our premiere interview with David Schwimmer, CEO at London Stock Exchange

Upcoming interview: Olga Cantillo, CEO at Bolsa de Valores de Panama, Julie Becker, Member of the Executive Committee & Founder of Luxembourg Stock Exchange, Loh Boon Chye, CEO at SGX, Leila Fourie, Group CEO at Johannesburg Stock Exchange, Sandy Frucher, Former Vice Chairman at Nasdaq, and Ashish Chauhan, CEO at BSE

Nasdaq, and Ashish Chauhan, CEO at BSE

Price of Climate - Launches on July 12, 2021

Presented by **Ibrahim AlHusseini**, Founder & CEO of FullCycle, a billion-dollar sustainable fund, and 16 years old climate activist, **Alexandria Villaseñor** who sits down with notable activists, policymakers, entrepreneurs, and an astronaut, to discuss how we best understand and activate the next generation of climate leaders.

This unique series focuses on educating the audience on the complexities, opportunities, and price tags that come with the climate crisis, providing an eye-opening look at why urgent action is needed now more than ever.


WHAT'S THE POINT OF ACCUMULATING WEALTH IF THE THINGS I CARE MOST ABOUT ARE FADING AWAY FROM THE PLANET?
-IBRAHIM AL HUSSEINI
WHAT GOT ME INVOLVED IN CLIMATE ACTIVISM IN THE FIRST PLACE WAS A VISIT TO MY HOMETOWN IN NORTHERN CALIFORNIA WHEN CALIFORNIA'S WORST WILDFIRE BROKE OUT, THE PARADISE FIRE. MY GENERATION IS REALLY LOOKING TO SEE WHAT COMPANIES ARE BEING SUSTAINABLE AND REALLY ARE TRYING TO PROTECT OUR FUTURE.
-ALEXANDRIA VILLASENOR

Upcoming guests: **Van Jones, CNN Commentator**, **Anousheh Ansari, First Female Private Space Explorer & CEO at XPrize**, **Kyra Sedgwick, Actress**, **Dr. Jonathan Foley, Executive Director at Project Drawdown**

Square One - Launches on July 18, 2021

We are pleased to welcome "Square One," the famous Silicon Valley Podcast with **Romeen Sheth**. Every week we speak to founders, investors, and executives at the cutting edge of business a take a deep dive into building tech products, scaling up teams, and cover their journey of creating a billion-dollar unicorn.


SQUARE ONE
WITH ROMEEN SHETH

Upcoming guests: **Russ Heddleston, Founder & CEO at DocSend**, **Ken Nguyen, CEO at Republic**, **David Sacks, Co-Founder at Craft Ventures & Former COO at PayPal**, **Saeju Jeong, Founder & CEO of Noom**, **Kunal Bahl, Co-Founder**

& CEO at Snapdeal

Global Hosts

Hosts
Vince Molinari
Global
Kavita Gupta
Global
Pat Mitchell
Dangerous Women
Roy Wood Jr.
Faces of Race
Jeff Gitterman
NYC
Rachel Pether
MENA
Anoush Bhasin
India
Akshay Saxena
India
Namish Sanghvi
India
Zindzi Kibiku
Africa
Ziv Keinan
Israel
Lawrence Wintermeyer
Europe/UK
Alejandro Calderón
LATA
M



























Opportunity

Broadcast Network
850 MILLION HOUSEHOLDS
8 MILLION WEEKLY ACTIVE ONLY USERS
Bloomberg TELEVISION
430M households worldwide plus Dish and DirecTV, corporate executives, high net worth individuals, investing community. 64% male, 69% married, HHI $105k, occupation: C-Suite and top management
We air in regions: US, UK, APEC, Asia
CNBC AFRICA
Broadcasting to 48 countries, Sub-Saharan Africa & Indian Ocean Islands
Available on:
• 5,500,000 dstv decoders in South Africa
• 4,000,000 Multichoice Africa decoders outside South Africa
• We reach over 23M homes in sub-Saharan Africa
CNBC عربية
Upcoming Partnership - Broadcasting to 9 countries including GCC and Egypt and Morocco in Arabic
Available on:
• We reach over 90M homes in Middle East & North Africa
TIMES NOW
India's most popular and most viewed English news channel - 550M+ viewership
ET NOW
India's leading business news channel with - 250M+ viewership









Audience
We capture the content during the episode and share it across FINTECH.TV's channels, reaching:
Followers 16.2K
Followers 13.8K
Views 8.6M
LIFETIME
Pageviews – 10,718,179
Content – 15,131,698
LAST 7 DAYS
Pageviews – 2,82,527
Content – 1,200,143
LAST 60 DAYS
Pageviews – 12,205,506
Content – 9,379,914
LAST 7 DAYS
Database: Approximately 500K with a target audience of Investors, Fund Managers, Executives, and exponential leaders focused on solving the Sustainable Development Goals championed by United Nations.



Our Global Footprint
We are building a truly global platform – matching global players with market leaders – supported by an international network of stock exchanges
Our strategic plan is to create a truly global platform with content that has a regional and


international appeal to audiences. We curate our sessions in a unique format by matching global players with the local market leaders based on the episode's theme, providing both a macro and micro view of the subject.
We have 15 local anchors across Kenya, Nigeria, India, London, Norway, Abu Dhabi and Israel
Another important strategy behind every global hub is to expand our network of exchanges across the globe to provide a unique opportunity to a locally listed company to get listed with leading exchanges like NYSE, NASDAQ NYC, and LSE by using our media platform.
LEADERS WHO EXCELLED IN THE WORLD OF INEQUALITIES


Bloomberg
U.S.
UAE
Bloomberg
UNITED KINGDOM
NORDIC
INDIA
PLASTIC RECYCLING
AFRICA
LATIN AMERICA
FIREBLOCKS.COM
ISRAEL


GLOBAL PARTNERS
GLOBAL VIDEO-ON-DEMAND PARTNERS
Hedex TV - Fintech TV is the first VOD Channel on the platform to compliment dozens of live linear news channels globally. The platform saw more than 10 million TVM's in January (television viewing minutes) and an average watch time of 14 minutes per user.
Todazon - are expecting 200,000 paying subscribers to the service by the end of 2021.
VisionTV - is Channel 264 and the Fintech episodes air on VisionTV. This is a direct to home service where you need to have equipment in the home like a Comcast, etc. Freeview serves 2 million UK households.
Todazon
VISIONTV


Revenue Model
Advertisements
From TV Broadcasts and Special Series and Shows
Sponsorships
For Prime shows, Fintech.TV platform, Individual events and conferences and Monthly/Yearly content partners
Annual Studio Naming Rights
Approx. $1M annually for naming rights of our studios at Javits
Syndicated Video Player
Revenues from partners using Fintech.TV content on their websites and newsletters
Pre – IPO/ Listing Package
Limited and selected basis approach: support high potential companies with listing on exchanges globally
Revenues fall into 5 broad categories for U.S and International markets
FINTECH TV

The Investment

We are raising capital to increase our reach. We're expanding to new markets, building strategic partnerships in regional markets and distribution, building a state-of-the-art studio, and increasing our programming.


2021

OUR PLANS

- Increase our viewership from 850 million to 1 billion
- Increase revenue to a minimum of $20 million annually
- Expansion to Nordics, LATAM, China and broader Asia
- Additional Strategic partnership with regional stock exchanges
- Expansion of VOD distribution partnerships from Planes to Taxis to international channels
- Building state of the art studio at NYC's marquee location – Javits centre
- Building towards our ultimate goal of 24X7 channel



Final Fintech.TV studio design @Javits

Your investment will shift the paradigm by amplifying young, internationally diverse voices and connect them with investors moving billions of dollars to create the financial products, investing in next-generation technology with impact. Our audiences are 48.2% under 24 years old and 49.1% from Family Offices, Hedge Funds, Trading Floors, and various other Investors. We are the bridge.

